BAKER & HOSTETLER LLP
12100 Wilshire Boulevard
15th Floor
Los Angeles, CA 90025-7120

May 7, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-0404
Attn: Russell Mancuso, Legal Branch Chief

Re:           Searchlight Minerals Corp.
Registration Statement on Form S-1/A
(File No. 333-132929)
Form 10-KSB for the Fiscal Year Ended
December 31, 2007
(File No. 0-30995)

Dear Mr. Mancuso:

On behalf of Searchlight Minerals Corp. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated March 5, 2009 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-1 (File No. 333-132929) which was filed on February 12, 2009.  The Company also has responded to the Comment Letter by the filing of the Pre-Effective Amendment No. 7 to the Registration Statement on Form S-1/A (the “Amended Registration Statement”) with the Commission.  The Amended Registration Statement has been filed electronically pursuant to EDGAR, and we will provide you with an additional copy, marked to show all changes.

The following responses correspond to the numbered paragraphs in your Comment Letter.  The responses and undertakings contained in this letter are the positions of the Company.  For your convenience, we have set forth each comment in bold typeface and included the Company’s response below the relevant comment:

Form S-1 Amendment

Risk Factors, page 4

1.
We note your response to prior comment 4.  We are not making a determination at this time regarding the accuracy of your analysis or conclusions.  We remind you of your representations mentioned at this end of this letter that must accompany your request for acceleration of the effective date of this registration statement.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
May 7, 2009

The Company acknowledges the Staff’s comment and the requirement of the letter to be furnished to the Commission, including the representations to be made in such letter, in connection with a request for acceleration of the effective date of the Registration Statement.

Our Rights under the Searchlight Claims, page 8

2.	We reissue prior comment 5 in part. Please clarify:

•	whether “the eight locators” were the prior owners who conveyed the claims to you;

•	why you do not know whether there was a discovery made before those locators conveyed the claim;

•	what it means for an association to be “properly assembled” and why the assembly would affect the validity of a claim;

•	why the existence of a “dummy locator” would affect the validity of a claim;

•	why the discoveries on your claims have not “imploded” the claims to 20 acres; and,

•	whether you have adequate discovery under Bureau of Land Management standards to maintain each claim.

Also, with a view toward disclosure, explain to us the statutoryrequirements mentioned at the end of the second paragraph.

In response to your comments, the Company has revised and updated the disclosure at page 9 in the risk factor with respect to the issues raised in the comment regarding the Searchlight Claims.

Selling Stockholders, page 19

3.
We note your response to prior comment 12.  The exhibits cited appear to be forms of agreement rather than final agreements.  For example, the filed agreements do not identify the subscribers or the number of units subscribed.  Please file the final agreements or tell us why you believe the agreements as filed meet the form requirements.

The subscription agreements were form agreements executed by the subscribers in connection with the various private placements.  Therefore, instead of filing each subscription agreement, the Company has filed a supplemental list with respect to each private placement which sets forth the name of each subscriber, the number of securities purchased by each subscriber and the purchase price paid by each such subscriber.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
May 7, 2009

4.
Please expand your response to prior comment 13 to tell us the authority on which the board relied to unilaterally revise the terms of the warrants.  Include in your response a reference to the specific provision of the relevant exhibit that permits the revisions.

As described in the Registration Statement (No. 333-132929) and addressed in the Company’s February 12, 2009 response to the Staff’s Comment Letter, dated January 23, 2009, in connection with the closings of certain private placements on February 23 and March 22, 2007, the Company issued, in pertinent part, warrants (collectively the “Private Placement Warrants”) to purchase up to 3,839,262 shares of common stock (the “Underlying Shares”), including 3,660,917 Private Placement Warrants issued to investors (the “Investor Warrants”), and 178,345 Private Placement Warrants issued to participating brokers (the “Broker Warrants”).  The Registration Statement was amended on June 15, 2007 to cover 3,115,978 of the Underlying Shares of common stock related to the Private Placement Warrants.  The Private Placement Warrants had an exercise price of $4.50 per share and were set to expire at various times between February 23, 2009 and March 21, 2009.

On December 29, 2008, the Board of Directors of the Company unilaterally authorized the revision of the terms of the Private Placement Warrants.  The following material amendments to the Private Placement Warrants were adopted by the Company’s Board of Directors, without any negotiation with the investors:

•           the expiration date of the Private Placement Warrants was extended from various times between February 23, 2009 and  March 21, 2009 to March 1, 2010;

•           the exercise price of the Private Placement Warrants was decreased from $4.50 to $2.40 per share;

•           the call provision in the Investor Warrants was amended so that all of such Investor Warrants are callable for cancellation by the Company if the volume weighted average price of the common stock exceeds $4.40 per share for 20 consecutive trading days and there is an effective registration statement registering the shares of common stock underlying the Investor Warrants at the time of the call of the Investor Warrants.  The Investor Warrants were originally callable by the Company if the common stock traded above $6.50 per share for 20 consecutive trading days; and

•           the amended call provision described above in the Investor Warrants was added to the Broker Warrants.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
May 7, 2009

Although there is no specific provision in the Private Placement Warrants addressing amendments, under Nevada law, the Company and the warrant holders may modify the Private Placement Warrants, either orally or in writing, whether or not there is a specific provision in the Private Placement Warrants permitting their amendment.  Clark County Sports Enter. v. City of Las Vegas, 606 P.2d 171, 172 (Nev. 1980); Sanson Inv. Co. v. Cleland, 625 P.2d 566, 567 (Nev. 1981).  Further, under Nevada law, there is no prohibition against the Company’s unilaterally seeking to amend the Private Placement Warrants.  All that is required for the amendments to be binding against the Company is the warrant holders’ acceptance of any such amendments, which acceptance may be implied from the warrant holders’ subsequent conduct, and which does not even require acceptance in writing.  See Clark County, 606 P.2d at 172; Sanson, 625 P.2d at 567; see also Holland v. Crummer Corp., 368 P.2d 63, 66 (Nev. 1962); Jensen v. Jensen, 753 P.2d 342, 344 (Nev. 1988); In Re Desert Enter., 87 B.R. 631, 633 (Bankr. D. Nev. 1988); Charleston Hill Nat’l Mines, Inc. v. Clough, 380 P.2d 458, 461 (Nev. 1963).

Charleston Hill Nat’l Mines, Inc. v. Clough illustrates how conduct can be deemed acceptance.  In Charleston Hill, defendant issued two promissory notes to plaintiff.  Id. at 458-59.  After the notes went unpaid, plaintiff sued.  Id.  Defendant argued that the notes were not valid contracts because they were only signed by defendant.  Id. at 461.  The Nevada Supreme Court disagreed.  Id.  The court stated the following rule: “ ‘It is not always necessary, in order to give validity to a contract, that it should be signed by both parties; it may be sufficient if it be signed by one party and accepted, held, and acted upon by the other.’ ”  Id. (quoting Gladden v. Keistler, 140 S.E. 161, 164 (S.C. 1927).  Notwithstanding that the notes were only signed by defendant, the court found that the notes became binding against the defendant upon plaintiff’s acceptance of the notes, which was signified, in that case, by plaintiff’s bringing an action to enforce the notes’ payment.  Id.

By the Company’s adopting the amendments, the Company has created a binding contractual obligation enforceable against the Company if the warrant holders attempt to exercise the amended Private Placement Warrants.  See Id.  Indeed, similar to plaintiff’s acceptance of the notes in Charleston Hill, all that the warrant holders must do to enforce the amended Private Placement Warrants against the Company is to exercise the Private Placement Warrants in accordance with terms of the amendments.  If the warrant holders seek to exercise the Private Placement Warrants in accordance with the terms of the amendments, the amendments would be binding against the Company and the Company would not be able to reinstate their original terms, even if doing so would benefit the Company.  See, e.g., Matanuska Valley Farmers Cooperating Ass’n v. Monaghan, 188 F.2d 906, 910 (Alaska 1951).

If the warrant holders exercise the Private Placement Warrants, the act of exercising will be deemed acceptance of the amendments and the Company and the warrant holders will be bound by the terms of the amendments.  If the warrant holders do not exercise the amended Private Placement Warrants, the Private Placement Warrants will lapse without exercise and become null and void in accordance with their amended terms.  If the warrant holders, by some act or omission other than the failure to exercise the Private Placement Warrants, do not accept the amendments to the Private Placement Warrants, the Private Placement Warrants will already have lapsed and become null and void in accordance with their original terms.  Further, if the warrant holders attempt to reject one of the amended provisions, then they necessarily reject all of the amendments.  Similarly, if the warrant holders exercise the Private Placement Warrants, the Company cannot refuse the enforcement of one of the amended provisions.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
May 7, 2009

It should be noted that the warrant holders have never been and are currently not obligated to exercise the Private Placement Warrants.  Similarly, the warrant holders are free to elect whether or not to exercise the amended Private Placement Warrants.

If the Company’s Board of Directors had not adopted the December 29, 2008 amendments, the Private Placement Warrants would already have expired by their original expiration dates (at various times between February 23, 2009 and March 21, 2009, as the case may be).  By adopting the amendments, the Company sought to amend the Private Placement Warrants to the benefit of the warrant holders by extending the Private Placement Warrants’ expiration dates and, in addition, by reducing their exercise price.

Although the December 29, 2008 amendments also would have allowed the Company to call the Private Placement Warrants if, during a specified period, the Company’s common stock reaches a lower price than in the original Private Placement Warrants and also would have permitted the Broker Warrants to be called, in the event of such a call, the Company would have simply been shortening the term of the amended extension period of the Private Placement Warrants, which otherwise would already have expired in accordance with their original terms.  Further, the warrant holders would have had the ability to exercise the amended Private Placement Warrants prior to the call date.  Therefore, even if the Private Placement Warrants would have been called under the December 29, 2008 amendments, the warrant holders would have been in no worse position than under the original provisions of the Private Placement Warrants because the Private Placement Warrants would already have expired in accordance with their original terms.

In summary, the Company believes that the December 29, 2008 amendments to the Private Placement Warrants by the Company are permissible under Nevada law and are binding against the Company, and the warrant holders are free to accept or reject the amendments by virtue of their decision whether or not to exercise the amended Private Placement Warrants in accordance with their amended provisions.

However, in our discussions, the Staff raised a concern as to whether all of the December 29, 2008 modifications to the Private Placement Warrants strictly fell within the express safe harbor provisions set forth in the Staff’s Securities Act Compliance and Disclosure Interpretations (“CDI”), Section 203.1 (last updated November 26, 2008).  The Company always has intended that any modification to the Private Placement Warrants fall within an acceptable safe harbor under the Securities Act of 1933, as amended (the “Securities Act”).  At the time that the Company’s Board of Directors unilaterally resolved to amend the provisions of the Private Placement Warrants, the Company would have determined that any proposed modification fall within such a safe harbor, and that the Board reserved the right to amend and restate any such modification accordingly to comply with such safe harbor provisions.  The Company believes that the Board of Directors acted in a good faith belief that the December 29, 2008 modifications complied with the Securities Act.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
May 7, 2009

Although the Company believes that all of the December 29, 2008 modifications are appropriate and in compliance with the Securities Act, in order to address the Staff’s expressed concerns, the Company now proposes to amend and restate the modifications to the Private Placement Warrants further, as follows:

•           The Company will restore the call provisions of the Investor Warrants to their original terms and conditions.  The Investor Warrants will be callable for cancellation by the Company if the volume weighted average price of the common stock exceeds $6.50 per share for 20 consecutive trading days and there is an effective registration statement registering the shares of common stock underlying the Investor Warrants at the time of the call of the Investor Warrants.

•           The Company will delete the call provision in the Broker Warrants.

Further, in reliance on the express safe harbor provisions of CDI Section 203.1, the Company will retain the modifications to the Private Placement Warrants in connection with which:

•           the expiration date of the Private Placement Warrants has been extended from various times between February 23, 2009 and March 21, 2009 to March 1, 2010;

•           the exercise price of the Private Placement Warrants has been decreased from $4.50 to $2.40 per share.

With respect to the proposed amendment and restatement of the Private Placement Warrants concerning the call provisions, the Company believes that such further modifications comply with the safe harbor provisions of Section 203.1.

The Company reiterates, as set forth in the Registration Statement, that the initial modification was adopted by the Board of Directors unilaterally and without any negotiations with the warrant holders.  The proposed amendment and restatement of the call provision, similarly, would be adopted unilaterally by the Board of Directors and without any negotiations with the warrant holders.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
May 7, 2009

The Company notes the prior discussion of Nevada law in the Company’s initial draft response with regard to the unilateral amendments to the Private Placement Warrants.  See Clark County Sports Enter. v. City of Las Vegas, 606 P.2d 171, 172 (Nev. 1980); Sanson Inv. Co. v. Cleland, 625 P.2d 566, 567 (Nev. 1981).  See also Holland v. Crummer Corp., 368 P.2d 63, 66 (Nev. 1962); Jensen v. Jensen, 753 P.2d 342, 344 (Nev. 1988); In Re Desert Enter., 87 B.R. 631, 633 (Bankr. D. Nev. 1988); Charleston Hill Nat’l Mines, Inc. v. Clough, 380 P.2d 458, 461 (Nev. 1963).

In this case, the Company notes that none of the Private Placement Warrants have been exercised by any of the warrant holders to date.  Further, the Company notes that the “call provision” of the Private Placement Warrants has not been exercised by the Company to date.  As such, the subsequent conduct of acceptance of the Private Placement Warrants has not been and will not be effected until the Private Placement Warrants are exercised, if at all.  We note the Staff’s “no-action” letter in Janex International, Inc. (dated April 2, 2006), involving circumstances where an issuer unilaterally amended warrant certificates for the purposes of extending the term and reducing the exercise price of certain registered warrants for the purpose of adding to the issuer’s working capital the proceeds which might be received from the exercise of the warrants, and to protect the interests of those persons who held such warrants.

As the Company’s initial modification of the Private Placement Warrants was effected unilaterally, the further unilateral amended and restated modification, prior to the exercise of the Private Placement Warrants, comports with the Company’s intention to modify the Private Placement Warrants within acceptable safe harbor standards under the Securities Act.  Therefore, the restoration of the original call provisions would act as if the initial call modifications had never been effected.

The Company further notes that the amended and restated modifications will be carried out by an appropriate amendment to the Private Placement Warrant certificates, by advising the warrant holders, in writing, of the amendment and restatement of the Private Placement Warrants and of its effect by exchanging any old warrant certificates for new certificates.  The Company will receive no value from the modifications and no commission or other remuneration will be paid or given, directly or indirectly, in connection therewith.

The Company believes that the “distribution” of the new warrant certificates would not be subject to Section 5 of the Securities Act because no “sale” or “offer,” as defined in Section 2(3) of the Securities Act, is involved and that no investment decision has been made with respect to such unilateral modifications by the warrant holders.  Further, the Company believes that such a “distribution” would be exempt from the registration provisions of the Securities Act pursuant to Section 3(a)(9) thereof because the modified Private Placement Warrants would be exchanged with existing warrant holders exclusively, and no commission or other remuneration would be paid or given, directly or indirectly, in connection with such exchange.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
May 7, 2009

The Company also notes that all warrant holders are “accredited investors,” as contemplated by Regulation D, Rule 501(a), and/or are not “U.S. persons,” as contemplated by Regulation S, Rule 902(k), and that such transactions, if deemed to be “offers” or “sales” under the Securities Act, would be exempt under Rule 506 of Regulation D and/or Regulation S of the Securities Act.

In furtherance of these contemplated modifications, the Company has filed an amendment to the current Registration Statement (at pages 21-22 in the section entitled “Selling Stockholders,” which describes the amendment and restatement of the Private Placement Warrants), subject to the Staff’s review and comment process.

Based on the foregoing, the Company believes the concerns raised by the Staff regarding the materiality of the warrant modifications has been reduced and there is no longer a material risk disclosure concern with respect to the Registration Statement.

In addition, per the Staff’s request, we have attached to this letter copies of certain correspondence to the Staff in relation to this response.

Operating Expenses, page 39

5.
Please clarify the nature of the “accounting support services” paid to Cupit, Milligan during the periods presented so that investors can understand why you are paying those amounts in addition to the CFO’s salary and why those amounts are not included in the compensation table for your CFO.

In response to your comments, the Company has revised and updated the disclosure regarding operating expenses at page 43 in the section entitled “Results of Operations – Operating Expenses.”

Acquisition of Clarkdale Slag Project, page 52

6.	We reissue prior comment 28 in part. Please tell us which provision of exhibit 10.20 limits the royalty to a 50% interest.

In response to your comments, the Company refers the staff to Exhibit 10.18, the Assignment Agreement, dated for reference June 1, 2005, between Searchlight Minerals Corp. and Nanominerals Corp.  The Company notes Section 2(b) of the Assignment Agreement, which provides, in pertinent part, as follows:

“2.  NMC agrees to assign its interest in the Project Agreement to SMC subject to the following terms and conditions:

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
May 7, 2009

b.  Assignment to NMC, or its designates, of a five percent (5%) Net Smelter Return Royalty payable from SMC’s share of production from the Project…”

Further, the Joint Venture Agreement is attached as Exhibit A to the Assignment Agreement.  Pursuant to Section 3 of the Joint Venture Agreement, Nanominerals held a 50% interest in the related Joint Venture between VRIC and Nanominerals.  In connection with the assignment of the 50% interest in the Joint Venture to the Company, the Company assigned to Nanominerals a 5% royalty payable from the Company’s then 50% interest in the Joint Venture.  That 5% royalty would be equivalent to a 2.5% interest in the entire Joint Venture.

Further, the Company refers the staff to Exhibit 10.30, the Letter Agreement dated November 22, 2006 among Verde River Iron Company, LLC, Harry B. Crockett, Gerald Lembas and Searchlight Minerals Corp.  The Company notes Section 1 of the Letter Agreement, which provides, in pertinent part, as follows:

“Except as otherwise specifically provided in this Letter Agreement, upon Closing of the Transaction, this Letter Agreement shall supersede any and all other prior agreements between the parties relating to the processing and extraction of minerals from a copper smelter slag of approximately 200 acres located on a portion of sections 17, 18, 19, and 20, Township 16 North, Range 3 East, Gila and Salt River Base and Meridian, Yavapai County, Arizona (the Project) including, but not limited to, the Joint Venture Agreement dated May 20, 2005, between VRIC and Nanominerals Corp. (the JVA).”

Further, the Company notes Section 3(e) of the Letter Agreement, which provides, in pertinent part, as follows:

“3.  As consideration for the acquisition of the assets of TI by SMC as a statutory merger under the laws of the State of Nevada and the Code, on January 15, 2007, (the Closing Date), SMC shall:

e.  grant to VRIC a royalty consisting of 2.5% of the Net Smelter Returns (as defined in Schedule A hereto, hereinafter referred to as the Royalty), on any and all proceeds of production from the Project; and pay to VRIC $500,000 annually (subject to Force Majeure as defined in the JVA) commencing on the Project Funding Date (the Advance Royalty), with no deduction or offset against the Royalty, except that the combined Royalty and Advance Royalty shall not exceed $500,000 in any calendar year; and, the Advance Royalty shall end forever on the first to occur between: (1) the end of the first calendar year in which the Royalty equals or exceeds $500,000; or (2) the date that is ten (10) years after the date this Agreement is executed by the parties hereto…”

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
May 7, 2009

As a result, of these transactions, the Company became the sole owner of the Clarkdale property, and each of Nanominerals and VRIC held a 2.5% royalty interest in the entire Clarkdale Slag Project.  The Company and Nanominerals have operated with the understanding that the Nanominerals’ 5% royalty interest was based on the then 50% joint venture interest in the Clarkdale Slag Project and that the 5% royalty interest has been diluted to a 2.5% royalty interest in the entire Clarkdale Slag Project following the asset acquisition of the Clarkdale property.

Further, as noted at page 56 in the section entitled “Business - Reorganization with Transylvania International, Inc., the Company has disclosed that ”[u]nder the terms of these agreements, the parties terminated the Joint Venture Agreement.”  Therefore, the 50% interest in the Joint Venture no longer exists, since the Joint Venture has been terminated.  Rather, the royalty payments for both Nanominerals and VRIC  are based on proceeds from the Clarkdale Slag project, which is entirely owned by the Company.

We are forwarding a copy of the relevant portions of these previously filed agreements for the convenience of the staff.

7.	Please update your response to prior comment 29 when you believe that Nanominerals disclosed the transactions mentioned in this section per Section 16 of the Exchange Act. Also, please:

•	ask your affiliates related to Nanominerals to tell us what they have done to ensure compliance with Section 16;

•	tell us when the shares issued in your Transylvania transaction were reported under Section 16 of the Exchange Act; and

•	tell us where you have provided related disclosure required by Regulation S-K Item 405.

In response to your comments:

(1)  On April 3, 2009, Nanominerals Corp. filed an amendment to its Form 3 filing and made two additional Form 4 filings with respect to the 16,000,000 shares owned by Nanominerals.  These filings conform with the Company’s understanding of the transactions in the Company’s common stock with respect to Nanominerals, and as described on page 102 in the section entitled “Certain Transactions Between Nanominerals and Other Stockholders.”

(2)  On March 5, 2007, Harry B. Crockett filed a Form 3 with respect to the number of shares which he acquired in connection with the Transylvania transaction.  Mr. Crockett also became a director of the Company in connection with the Transylvania transaction.  Mr. Crockett currently is the beneficial owner of approximately 7.18% of the Company’s common stock.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
May 7, 2009

(3)  The Company has revised and updated the disclosure regarding Section 16 compliance at page 89 in the section entitled “Compliance with Section 16 of the Securities Exchange Act of 1934.”

8.
With a view toward clarification of your disclosure added in response to prior comment 30, please tell us who were the prior owners that created the slag and how you concluded that they did not possess the expertise or understanding that you have.  In this regard, we note the first full risk factor on page 14.  Also tell us about each of the owners of the slag since it was created and what you know about why their efforts to extract metals from the slag were not pursued.

In response to your comments, the Company has revised and clarified the disclosure at page 56 to focus on the expertise and financial capability of Transylvania International, Inc., the prior owners of the Clarkdale property during the period from 1983 until 2007.  The Company previously had disclosed the relative lack of technical experience and financial commitment of the prior owners with respect to the development of the Clarkdale property.  In regard to the staff’s observation regarding the technical background of the Company’s management, the Company notes the disclosures throughout the registration statement regarding the technical consultants engaged by the Company and the series of private placement financings conducted by the Company.

9.	It is unclear where you responded to the third sentence of prior comment 30, which we reissue.

In response to your comments, the Company has revised and clarified the disclosure at page 56 to revise the language regarding the indications from the studies on the Company’s belief of its ability to “pursue the project economically” to the Company’s belief that “precious metals existed in potentially economic quantities.”

10.
We note your disclosure on page 56 regarding nine months of delay in response to prior comment 31.  Please show us how that delay is reconcilable to the time line mentioned on pages 39 and 40 of your amendment filed June 15, 2007.

In response to your comments, the Company has revised the disclosure at page 58 to clarify the period of delay in the construction timeline and the increase in projected construction costs since June 2007.

 United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
May 7, 2009

Extraction, page 65,

11.
We note your response to prior comment 32.  Please clarify what you mean by “high efficiency.”  Also, provide us support for this disclosure.  For example, what have your prior tests shown regarding efficiency?

In response to your comments, the Company has revised and clarified the disclosure at page 68 to revise the language regarding the “high efficiency” of recovery.

Management, page 78

12.
We note your response to prior comment 35.  However, if you have never provided disclosure about the management and significant employees of your current business, as would be required if the current business became a reporting company directly rather than through Page Genomics, it is unclear why you do not believe such information need not be provided.  See Rule 408.

In response to your comments, the Company notes that Dr. Ager has never been a director, executive officer or employee of the Company and that the Company had entered into the option agreement with the Searchlight Claim Owners before acquiring the rights in the Joint Venture Agreement with Nanominerals regarding the Clarkdale Slag Project, and, therefore, the Company had changed the focus prior to the latter acquisition.  However, the Company has provided disclosure regarding the technical experience and educational background of Dr. Ager at pages 100-101 in the section entitled “Transactions with Nanominerals Corp. and Affiliates.”

Executive Compensation, page 84

Compensation Analysis and Discussion, page 84
Compensation Philosophies and Objectives, page 84

13.
Please revise to discuss how you consider the level of an officer’s stock ownership in setting compensation.  You state compensation is “significantly below average” as a result of this policy.  Also, reconcile this with disclosure that you believe your compensation is “approximately in the middle range” of the selected peer group, and provide us a copy of the analysis on which this disclosure is based.

In response to your comments, the Company has revised and clarified the disclosure at page 90 in the third and sixth paragraphs of the section entitled “Compensation Philosophy and Objectives.”  We have attached a copy of the related analysis of the selected peer group with this response.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
May 7, 2009

14.        Please disclose the basis for your statement that the level of stock ownership of your executives is high.

In response to your comments, the Company has revised and clarified the disclosure at page 90 in the third paragraph of the section entitled “Compensation Philosophy and Objectives.”

15.
We note your risk factor regarding your officers’ lack of “formal training in the specific technicalities of mineral exploration.”  With a view toward clarified disclosure, please tell us how this factor impacted your compensation policies and levels.

In response to your comments, the Company has revised and clarified the disclosure at page 91 in the section entitled “2008 Executive Officer Compensation Components-Base Salary.”

2007 Executive Officer Compensation Components, page 86

16.	Please update your disclosure to address fiscal 2008 compensation components.

In response to your comments, the Company has updated the disclosure to address fiscal 2008 compensation components at pages 91-92 in the section entitled “2008 Executive Officer Compensation Components.”

17.	Please refer to prior comment 39. It is unclear where you responded to the fourth bullet point. Please revise or advise.

In response to your comments, the Company has revised and clarified the disclosure at page 91 in the section entitled “2008 Executive Officer Compensation Components-Base Salary.”

18.	Please clarify the extent to which you adjusted compensation from the amounts paid in comparable companies based on subjective factors. Also discuss why you made those adjustments.

In response to your comments, the Company has revised and clarified the disclosure at page 91 in the section entitled “2008 Executive Officer Compensation Components-Base Salary.”

19.
Please discuss why you needed to “realign salaries with market levels.”  Did market salaries change to the same extent that the committee adjusted executive salaries?  Why did this “realignment” result in different changes among your officers?

In response to your comments, the Company has revised and clarified the disclosure at page 91 in the section entitled “2008 Executive Officer Compensation Components-Base Salary.”

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
May 7, 2009

20.	We note you disclosure regarding the increased time commitment of Mr. Williams. Please disclose the portion of his time that he devoted to your company both before and after the increase.

In response to your comments, the Company has revised and clarified the disclosure at page 92 in the final paragraph of the section entitled “Employment Arrangements, Severance and Change of Control Benefits.”

Tax and Accounting Treatment of Compensation, page 88

21.
Please revise to clearly explain how the tax issues you present here affect your compensation programs and decisions given your disclosure regarding the types and levels of your executives’ compensation.

In response to your comments, the Company has revised and clarified the disclosure at pages 93-94 in the third and final paragraphs of the section entitled “Tax and Accounting Treatment of Compensation.”

Certain Relationships and Related Transactions, page 92

22.
We note your disclosure in response to prior comment 41 that you do not have policies or procedures for the review, approval or ratification of related-party transactions.  Please reconcile with your disclosure on page 99 that transactions with affiliates will be approved by “a majority of our independent, disinterested directors…”  You should clarify how these policies and procedures are evidenced and the standards to be applied.  Also you should clarify the distinction between what you mean by transactions with “affiliates” and transactions required to be reported under Regulation S-K Item 404(a).

In response to your comments, the Company recently has adopted a written Related Person Transactions Policy, which is described at pages 86-88 in the section entitled “Related Person Transactions Policy.”  Further, the Company has revised and clarified the disclosure with respect to its related person transactions policies at page 99 in the section entitled “Certain Relationships and Related Transactions-General.”

23.	Regarding your response to prior comment 42, please provide us a table that clearly shows:

•	each promoter and each other person mentioned in Regulation S-K Item 404(c)(2);

•	the assets Searchlight Minerals acquired from such person;

•	the principle followed in determining the amount at which Searchlight Minerals would acquire the assets from such person or entity;

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
May 7, 2009

•	the identity of the person making the determination of the amount at which Searchlight Minerals would acquire the assets;

•	the relationship of that person to Searchlight Minerals;

•	when assets were acquired by the seller, and if this acquisition date was within two years prior to the transfer of the assets to Searchlight Minerals, the cost of those assets to such person; and,

•	where you disclosed in this section each of the items addressed in the bullet points above.

In response to your comments, the Company has revised and clarified the disclosure at page 100 in the section entitled “Certain Relationships and Related Transactions-Transactions with Nanominerals Corp. and Affiliates.”  The Company has added a new paragraph with bullet point presentation for the purpose of addressing the specific issues raised by the staff’s comments.

Transactions with Nanominerals Corp. and Affiliates, page 94

24.
We note your response to prior comment 48.  It appears from your disclosure that Nanominerals has no employees and the consulting work for you is performed primarily by Dr. Ager.  If Nanominerals has no other significant revenue sources please so disclose.

In response to your comments, the Company notes that the Report on Form 10-K for the year ended December 31, 2008 and the Report on Form 10-K for the year ended December 31, 2007, filed by Ireland Inc., a publicly traded, mining related company, which is an affiliate of Nanominerals, disclosed as follows:

▪           During the year ended December 31, 2008, Ireland incurred fees payable to Nanominerals of $420,000 for technical and financing related services.  In addition, Ireland incurred $33,354 in respect to reimbursable expenses paid for by Nanominerals, and

▪           During the year ended December 31, 2007, Ireland incurred fees payable to Nanominerals of $645,000 for technical services and financing related services.  In addition, Ireland reimbursed Nanominerals an aggregate of $626,314 for expenses.

The Company has disclosed at page 105 in the section entitled “Consulting Arrangement with Nanominerals” that: (i) for the year ended December 31, 2007, the Company incurred total fees and reimbursement of expenses to Nanominerals of $360,000 and $105,346, respectively, and (2) for the year ended December 31, 2008, the Company incurred total fees and reimbursement of expenses to Nanominerals of $360,000 and $104,269, respectively. Therefore, based on the amount of fees earned by Nanominerals from Ireland Inc., the Company believes that it would not be reasonable or accurate to disclose that “Nanominerals has no other significant revenue sources.”

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
May 7, 2009

25.	Please tell us where you summarize Dr. Ager’s report regarding gold on the Searchlight property mentioned in the second bullet point on page 96 and why exhibit 23.2 does not address the report.

In response to your comments, the Company has revised the disclosure at page 103, in the section entitled “Consulting Arrangement with Nanominerals,” to delete the reference to the report.  The findings of Dr. Ager’s report regarding the Searchlight property have been superseded by the findings of the Arrakis report, which have been summarized elsewhere in the Registration Statement.

Security Ownership, page 100

26.
Given that the definition of beneficial ownership in Rule 16a-1(a)(2) differs from the definition under Rule 13d-3 and your disclosure in this table should be determined in accordance with Rule 13d-3, the purpose your reference in footnote 9 to a filing pursuant to Section 16 is unclear.  Therefore, we reissue prior comment 55.

In response to your comments, the Company has revised and clarified the disclosure at page 107, footnote 9, in the section entitled “Security Ownership of Certain Beneficial Owners and Management.”

Rule 144, page 103

27.
Please revise the second bullet point to reflect the issue explained in question and answer 133.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations regarding Securities Act Rules available on our web site at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

In response to your comments, the Company has revised and clarified the disclosure at page 109 in the section entitled “Shares Eligible For Future Sale – Rule 144.”

Financial Statements, page F-1

28.	Please update the financial statements as required by Rule 3-12 of Regulation S-X.

In response to your comments, the Company has updated the financial statements as required by Rule 3-12 of Regulation S-X.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
May 7, 2009

Note 1. Description Of Business, History And Summary Of Significant Policies

Impairment of long-lived assets, page F-14 and F-56

29.
We note your disclosures on page 32 that you filed an appeal on January 13, 2009 of the BLM’s decision regarding the closing of your Notice of Intent and should you be unsuccessful with your appeal to the BLM, you will prepare and submit a new Plan of Operations taking into account the Desert Tortoise issue and “that the average time frame for approval of a plan of operation by the Las Vegas, Nevada breach office of the BLM since January 1, 2000 has been approximately four years and five months.”  Please disclose the impact that these delays have on your assessment of the recoverability of the mineral properties assets related to the Searchlight Gold Project.  In addition, disclose the consideration you have given to the requirements of paragraph 8.c. of SFAS 144 in your assessment of the recoverability of these assets.

In response to your comments, the Company has revised Notes 1 (Description of Business, History and Summary of Significant Policies - Impairment of Long-Lived Assets) and 4 (Mineral Properties – Mining Claims) to the financial statements accordingly.

30.
Please provide an update of the status of the Clarkdale Slag Project in your next amendment and discuss the impact that any delay in the project or change in your original exploration and evaluation plan (or failure to meet your planned milestones) has on the assessment of recoverability of these significant assets.

In response to your comments, the Company has updated the status of the Clarkdale Slag Project in the Registration Statement.  There have been no additional delays in the project or changes in the Company’s original exploration and evaluation plan (or failure to meet your planned milestones) since the filing of the prior amendment to the Registration Statement, so there has been no related impact to disclose.  However, the Company notes the revision to the disclosure at page 58 addressed in the Company’s response to Comment 10 to clarify the period of delay in the construction timeline and the increase in projected construction costs since June 2007.

Note 3. Merger with Transylvania International, Inc., page F-20

31.
We note your response to prior comment 61 in our letter dated January 23, 2008.  Please revise to clearly disclose that the property is without known reserves and the proposed program is exploratory in nature in accordance with Industry Guides promulgated by the Commission, Guide 7 paragraph (a)(4)(i).  Additionally, in accordance with Rule 5-02(17) of Regulation S-X any significant addition to other assets should be explained in a note to the financial statements.  In addition, we note your disclosures on page F-22 that you allocated the $130 million purchase price based on the estimated fair values, including independent appraisals and “management’s best estimates taking into account all available information at the time.”  Please disclose the significant estimates and assumptions used to determine the estimated fair values of the assets and liabilities acquired in Note 3 and in critical accounting policies.

In response to your comments, the Company has revised Note 3 (Clarkdale Slag Project) to the financial statements accordingly.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
May 7, 2009

Other Expenses, page II-1

32.	Please tell us when you plan to file the amendment with the information required by Item 511 of Regulation S-K.

The Company intends to file the information required by Item 511 of Regulation S-K in the next amendment to the Registration Statement.

Signatures

33.	Please do not change the text that the current version of Form S-1 requires on the Signatures page.

In response to your comments, the Company has revised the signature page in accordance with the requirements of the current version of Form S-1.

Exchange Act Reports

34.	We note your responses to prior comment 68 and your undertakings to amend your reports. Please advise us of the date you intend to file.

The Company intends to file the amendments to its periodic reports by the end of May 2009.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 8A(T). Controls and Procedures, page 51

35.
We note your response to prior comment 72 in your letter dated January 23, 2009 that you continue to believe that your disclosure controls and procedures were and are effective.  However, we reference your disclosure on page 37 of the Form S-1 that “Management has identified internal control deficiencies which resulted in the material restatements described above, which, in management’s judgment, represent material weakness in internal control over financial reporting.  The control deficiencies generally relate to controls over the accounting and disclosure for complex transactions to ensure such transactions are recorded as necessary to permit preparation of financial statements and disclosure in accordance with generally accepted accounting principles” (emphasis added).  Given the definition of disclosure controls and procedures in Rule 13a-15(e), which indicates that effective controls and procedures ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, please tell us how you are able to conclude that disclosure controls and procedures were and are still effective.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
May 7, 2009

In response to your comments, the Company has revised and updated the related disclosure in the Company’s Report on Form 10-K for the year ended December 31, 2008 at pages 84-85 of such report in the section entitled “Item 9A - Controls and Procedures.”

Current Report on Form 8-K Amended February 13, 2009

36.
We reissue prior comment 70 because it is unclear how you addressed the concern in that comment.  The last sentence of your disclosure in section 5.02 of your filing continues to indicate that your description of the amendments does not purport to be complete despite the requirement of Item 5.03 of Form 8-K requiring disclosure of a description of the provision adopted or changed by amendment and, if applicable, the prevision provision.

In response to your comments, the Company filed a further amendment to the Form 8-K on March 31, 2009 to address your comments.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
May 7, 2009

In connection with the Company’s response to your comment letter, the Company acknowledges that:

1.           The Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Registration Statement;

2.           The staff’s comments or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

3.           The Company may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses fully address your inquiries.  Please contact us if you have any further questions at the address and phone number in our letterhead.

Very truly yours,

Jeffrey P. Berg
of BAKER & HOSTETLER LLP

CC:	CARL S. AGER
KRISTIN LOCHHEAD
ALAN MORRIS
IAN R. MCNEIL
MELVIN L. WILLIAMS

In furtherance of these contemplated modifications, the Company would file an amendment to the current Registration Statement (which would describe the amendment and restatement of the Private Placement Warrants) and proceed towards its intended goal of having the Registration Statement declared effective, subject to the Staff's review and comment process.

Further, in accordance with the Staff's "no-action" letter guidance, the Company would agree not to issue any of its common stock pursuant to the exercise of any of the Private Placement Warrants unless there is an effective Registration Statement (or a post-effective amendment to the Registration Statement) in effect containing a prospectus meeting the requirements of Section 10(a)(3) of the Securities Act. The Company would also notify the holders of the Private Placement Warrants of this additional condition.

DRAFT: FOR DISCUSSION PURPOSES ONLY 3

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EX-10.1 2 exhibit10-1.htm OPTION AGREEMENT DATED NOVEMBER 22, 2006

Searchlight Minerals Corp.

#120 - 2441 W. Horizon Ridge Pkwy, Henderson, NV 89052

November 22, 2006

COMMENT
#6

Harry B. Crockett
Manager
Verde River Iron Company, LLC
4950 Buckley Cove Way
Suite 8, Stockton, CA 95219

Dear Sirs:

Re: Searchlight Minerals Corp. (SMC), Transylvania International, Inc. (TI) and Verde River Iron Company, LLC (VRIC) Letter Agreement - Acquisition of Clarkdale Slag Project

This letter agreement (the Letter Agreement) sets forth our agreement with respect to the acquisition by SMC of certain of the assets of TI, a wholly owned subsidiary of VRIC (the Transaction) subject to the terms and conditions set out herein.

X

1. **Prior Agreements.** Except as otherwise specificially provided in this Letter Agreement, upon Closing of the Transaction, this Letter Agreement shall supercede any and all other prior agreements between the parties relating to the processing and extraction of minerals from a copper smelter slag of approximately 200 acres located on a portion of sections 17, 18, 19, and 20, Township 16 North, Range 3 East, Gila and Salt River Base and Meridian, Yavapai County, Arizona (the Project) including, but not limited to, the Joint Venture Agreement dated May 20, 2005, between VRIC and Nanominerals Corp. (the JVA). Provided however, upon closing of the Transaction, SMC will fully assume any and all obligations arising out of existing contracts of TI and VRIC that are related to the Project, and will assume any and all obligations of TI and VRIC with the Town of Clarkdale that are related to the Project, the development plans and Conditional Use Permit for the Project.

2. **Form of Transaction**. The parties contemplate that the Transaction will be consummated as a statutory merger of TI into SMC under the laws of the State of Nevada as a tax-free reorganization under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the Code). The Merger will be completed in a manner such that it will not be necessary for SMC to obtain approval of its stockholders.

   (a) pay $10,000,000 in cash to VRIC; and

   (b) issue to VRIC or its designatees 16,000,000 shares (the SMC Shares) of the common stock of SMC, subject to applicable exemptions; and

   (c) agree to pay VRIC $30,000 per month (the "Monthly Payments") until the earlier of: (i) the date that is 90 days after receipt of a bankable feasibility study by SMC (the "Project Funding Date"), or (ii) ten years following the date this Agreement is executed by the parties hereto;

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(d) agree to pay VRIC $6,400,000 on the Project Funding Date; and

(f) agree to pay to VRIC $3,500,000 as a priority distribution of cash flow in accordance with the provisions of the JVA.

4. **Option and Deposit.** Upon execution of this Letter Agreement by the parties hereto, and as additional consideration to VRIC for entering into the Letter Agreement, SMC hereby agrees to make a refundable payment of $200,000 to VRIC (the Deposit). Upon receipt of the Deposit by VRIC, SMC shall have the option (the Option) to close on the Transaction by paying the consideration set forth in paragraph 3 above to VRIC, on or before the Closing Date. If SMC completes the Transaction, the Deposit shall be credited against the amount payable under paragraph 3 (a) above.

5. **Due Diligence**. SMC shall have until thirty (30) business days after the execution and delivery of this Agreement by all parties (the Exercise Date), to complete its due diligence investigations respecting the business, operations and assets of TI, all operational, permit and title documentation, and material contracts or financial data of TI (Diligence Materials). TI and VRIC will cooperate fully with SMC by delivering any and all Diligence Materials that SMC may reasonably request. SMC must exercise the Option, if at all, by delivering written notice of intent to exercise (the Exercise Notice) to VRIC, on or before the Exercise Date. If SMC elects to exercise the Option by timely delivering the Exercise Notice, then SMC must complete the Transaction as set forth above, on or before the Closing Date, but in the event that after delivering the Exercise Notice SMC fails to close on the Transaction on or before the Closing Date, this Letter Agreement shall be null and void and of no further force or effect, and VRIC shall be entitled to retain the Deposit as its sole remedy. If SMC fails to timely deliver the Exercise Notice, then the Option shall expire, and this Letter Agreement shall be null and void and of no further force or effect, and VRIC will refund the Deposit to SMC.

6. **Tax Matters**. SMC agrees that VRIC's closing on the Transaction is subject to VRIC obtaining the opinion of its tax counsel at least three (3) business days prior to the Exercise Date, in form acceptable to VRIC in its reasonable discretion, affirming that under U.S. tax law (i) all of the Consideration set forth in paragraph 3, when received by VRIC and its members, will be subject only to capital gains taxation, other than the Royalty and the Advance Royalty Payments, which will be taxed as ordinary income; and (ii) there will be no tax due on the Royalty or the Advance Royalty Payments until such time as those payments are actually received by VRIC; and (iii) the Transaction will qualify as a tax-free reorganization under Section 368(a)(1)(A) of the Code so that there will be no tax due on the SMC Shares until such time as VRIC or its members sell the SMC shares.

7. **Transfer Out of Certain Assets**. If the Option is exercised, prior to the Closing Date, SMC agrees to allow TI to transfer to VRIC or its assigns on the Closing Date, the Industrial Land and the Commercial Building described in Schedule B hereto.

8. **Audited Financial Statements.** TI and VRIC understand that Closing of the Transaction will require audited financial statements of TI in a form acceptable to meet all securities law filing requirements. SMC will retain and pay for the professionals necessary to complete the audited

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financial statements by the Closing Date. VRIC will agree to extend the Closing Date to not later than February 15, 2007, in order to complete the audited financials, as long as SMC's professionals demonstrate reasonable, good faith diligence in completing them.

9. **Cooperation.** SMC, TI and VRIC agree to cooperate with each other in good faith in connection with the obtaining of all necessary consents and approvals and in complying with all regulatory requirements, including, but not limited to, all applicable corporate and securities laws. The undersigned principals of VRIC will execute and deliver any and all documents reasonably requested by SMC, in order to deliver all assets of TI to SMC at Closing (other than the assets listed in paragraph 7 above), free and clear of any liens and subject only recorded matters affecting title to the real property.

10. **Expenses.** Each of the parties hereto shall pay its own costs associated with this Letter Agreement and all transactions contemplated by this Letter Agreement, provided, however, that: (i) SMC will bear the cost and expenses incurred by TI with respect to the preparation of the financial statements of TI required to complete the Transaction, (ii) SMC will bear the cost of any professional tax advisor retained by TI or VRIC for the purpose of providing tax advice respecting the Transaction; and (iii) SMC will pay all costs associated with the completion of its Due Diligence investigations set out in Section 5 hereto.

11. **No Liabilities at Closing.** Closing of the Transaction shall be subject to TI delivering the assets of TI to SMC free and clear of any liens, except those that are discharged at Closing.

12. **Exclusivity.** In consideration of the undertaking by SMC of the costs and expenses in conducting Due Diligence, the audited financial statements referenced above and continuing negotiations, VRIC and the VRIC Principals agree that, during the term of this Letter Agreement, they will not seek or solicit, or engage anyone to seek or solicit, other suitors for a merger or purchase of an interest TI, VRIC or the Project, will not negotiate with other persons for the merger or purchase of TI, VRIC or the Project, will not make available to other potential suitors information concerning TI, VRIC or the Project, and will maintain confidentiality about the transaction contemplated by this Letter Agreement, except to the extent that disclosure is required by applicable law or is made to its advisors on a need to know basis. Crockett hereby acknowledges that he has not done anything that would give an interest in the Project or the assets of TI to any other party, and to the best of his knowledge, there are no other parties other than SMC who have any interest in the Project or the assets of TI; and Lembas hereby agrees and acknowledges that he has not done anything that would give an interest in the Project or the assets of TI to any other party, and to the best of his knowledge, there are no other parties other than SMC who have any interest in the Project or the assets of TI. Crockett hereby acknowledges that he has not done anything that would result in the creation or enforcement of a lien against the Project or the assets of TI, and to the best of his knowledge, there are no liens against the Project or the assets of TI, other than a deed of trust to Lembas which shall be released at Closing; and Lembas hereby acknowledges that he has not done anything that would result in the creation or enforcement of a lien against the Project or the assets of TI, and to the best of his knowledge, there are no liens against the Project or the assets of TI, other than a deed of trust to Lembas which shall be released at Closing.

13. **Counterparts.** This Letter Agreement may be executed in one or more counterparts, each of which so signed, whether in original or facsimile form, shall be deemed to be an original and bear the dates as set out above and all of which together will constitute one and the same instrument.

14. **Entire Agreement.** This Letter Agreement represents the entire agreement of the parties hereto relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein.

15. **Currency.** All dollar amounts referred to in this Letter Agreement are in United States funds, unless expressly stated otherwise.

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16. Applicable Laws. This Letter Agreement shall be governed by the laws of the State of Nevada.

If this Letter Agreement accurately reflects the intentions of TI and VRIC, please so indicate by executing and returning a copy of this Letter Agreement to the undersigned no later than 5:00 pm Pacific Standard Time on November 22, 2006. In the event SMC does not receive your signed acknowledgement by such time, this Letter Agreement shall be deemed null and void and of no further effect.

Sincerely,

SEARCHLIGHT MINERALS CORP

/s/ Ian McNeil
Per: Ian McNeil
President

This Letter Agreement is hereby acknowledged
this 22nd day of November, 2006

VERDE RIVER IRON COMPANY, LLC

/s/ Harry B. Crockett
Per: Harry B. Crockett
Manager

/s/ Harry B. Crockett
Harry B. Crockett

/s/ Gerald Lembas
Gerald Lembas

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Schedule A

Net Smelter Returns

"**Net Smelter Returns**" means the actual proceeds received by SMC or any successor of SMC, from any mint, smelter or other purchaser for the sale of bullion, concentrates or Ores produced from the Clarkdale Slag Project and sold, after deducting from such proceeds the following charges to the extent that they are not deducted by the smelter or purchaser in computing payment:

(i) in the case of the sale of bullion, refining charges (including penalties) only;

(ii) in the case of the sale of concentrates, smelting and refining charges, penalties and the cost of transportation, including related insurance, of such concentrates from the Clarkdale Slag Project property to any smelter or other purchaser; and

(iii) in the case of Ores shipped to a purchaser, refining charges for bullion and charges for smelting, refining and the cost of transportation, including related insurance, from the mill to any smelter or other purchaser for concentrates.

Ore means any material of commercial economic value mined or processed from the Clarkdale Slag Project.

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Schedule B

1. Several parcels of vacant land comprising approximately Six Hundred (600) acres (collectively the ndustral Land , commonly described as Yavapai County Assessor Parcel Numbers:

   400-01-007E
   400-02-001
   400-01-007F
   400-05-017D
   400-06-001Y
   400-05-006A
   400-06-002C
   400-05-013F
   400-05-013G
   400-05-001E
   400-05-001F

2. A commercial building (theCommercial Building) located at 919 Main Street, Clarkdale, commonly described as Yavapai County Assessor Parcel Number 400-03- 0158.

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EX-10.1 2 exhibit10-1.htm

ASSIGNMENT AGREEMENT

COMMENT #6

THIS AGREEMENT is made and dated for reference effective as of the 1 day of June, 2005.

BETWEEN:

NANOMINERALS CORP., a company incorporated under the laws of the State of Nevada and having an address for delivery and notice located at P.O. Box 530696, Henderson, Nevada, U.S.A., 89053.

(hereinafter "NMC")

OF THE FIRST PART

AND:

PHAGE GENOMICS INC. (TO BE RENAMED SEARCHLIGHT MINERALS CORP.), a company incorporated under the laws of the State of Nevada and having an address for delivery and notice located at 2215 Lucerne Circle, Henderson, Nevada, U.S.A., 89114.

(hereinafter "SMC")

OF THE SECOND PART

WHEREAS:

For good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties agree as follows:

1) NMC has a Joint Venture Agreement (hereinafter "Project Agreement") with Verde River Iron Company, LLC (hereinafter "VRIC") to fund and develop the Clarkdale Slag Project (hereinafter "Project"), including the right to assign NMC's interest in the Project to an entity controlled by NMC or controlled by the principles of NMC (Exhibit A). The Project Agreement was executed on May 20, 2005 and notification of receipt of funds ($530,000.00) was received by NMC on May 23, 2005. SMC desires NMC to assign its interest in the Project Agreement to SMC.

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a. Repayment to NMC for Project acquisition costs of Six Hundred Ninety Thousand Dollars $690,000.00 (Exhibit B);

c. Election of a principle or principles of NMC to SMC's Board of Directors (hereinafter "New Directors") so that the New Directors shall have a majority of the seats on the Board of Directors of SMC. This is a requirement for NMC to assign its interest in the Project Agreement to SMC (Exhibit A – Paragraph 19);

d. Confirmation to NMC, on or before June 25, 2005, that SMC is in receipt of the funds from the underwriting agreement with Dominick & Dominick in the amount of Two Million Dollars ($2,000,000.00) less commissions; and

e. Receipt by NMC, or its designates, of 6,000,000 warrants from SMC to purchase 6,000,000 shares of SMC at an exercise price of $0.75 per share and a term of 10 years from the date of this Agreement.

3) This Agreement is binding on NMC and SMC. By this Agreement, NMC and SMC agree to proceed as outlined above, with all of the terms and conditions contained in this Agreement, and to sign and deliver any additional documents that are reasonably necessary to carry out the intent of this Agreement. NMC and SMC agree to proceed in good faith and with all due haste, time being of the essence as to each and every term of this Agreement. The parties signing this Agreement unconditionally represent that they have the full authority to bind NMC and SMC, respectively, to all of the terms and conditions stated in this Agreement. The laws of the State of Nevada shall govern the validity, performance and enforcement of this Agreement.

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4) This Agreement may be executed in several counterparts and delivered by facsimile transmission, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument. In addition, this Agreement may contain more than one counterpart of the signature pages and this Agreement may be executed by the affixing of the signature pages and all of such counterpart signature pages shall be read as though one and they shall have the same force and effect as though all the signers had signed a single signature page.

5) Except as disclosed in the SMC Financial Statements provided to NMC, SMC has as of the date of this Agreement, any liabilities or obligation (whether absolute, accrued, contingent or otherwise) of any nature, except liabilities, obligations or contingencies, which, (A) were incurred in the ordinary course of business after the date of the Financial Statements, (B) were incurred in connection with the preparation, negotiation and consummation of this Agreement and the transactions contemplated hereby, or (C) would not, individually or in the aggregate, result in a Material Adverse Effect as to SMC.

IN WITNESS WHEREOF the Parties hereto have entered into this Agreement as of the day and year first written above.

NANOMINERALS CORP.
By:

/s/ Charles A. Ager

Dr. Charles A. Ager
Founder & Chairman

AND

PHAGE GENOMICS INC.
By:

/s/ K. Ian Matheson

Mr. K. Ian Matheson, C.A.
President

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EXHIBIT A

NMC-VRIC JOINT VENTURE AGREEMENT

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Joint Venture Agreement

This Joint Venture Agreement (the "Agreement") is entered into and effective as of this 20 day of May, 2005.

1. The "Parties" to this Agreement are Verde River Iron Company, LLC, a Nevada limited liability company ("Verde") and Nanominerals Corp., a Nevada corporation ("Nano"). Verde and Nano desire to enter into this Agreement for the purpose of jointly pursuing the processing of copper smelter slag at the Clarkdale smelter site in Clarkdale, Arizona. The Parties intend to process the slag to extract valuable minerals such as gold, silver, copper, zinc and iron for sale to the market. The slag is located on a parcel containing approximately two hundred (200) acres in the Town of Clarkdale, Arizona (the "Project Site"). An affiliated entity of Verde owns the slag and the Project Site, and Verde warrants that it has full legal authority to enter into this agreement.

2. Verde and Nano hereby agree to proceed in a joint venture in four (4) Phases as set forth on Exhibit A attached and made a part hereof and in accordance with the terms set forth in this Agreement. Providing that the drilling, coring and sampling of the slag pile as detailed in Phase 1 yields mutually acceptable results as further provided below, the parties agree to form a new limited liability company ("OPCO"), in order to process the slag on the Project Site. OPCO will extract, market and sell the valuable minerals and by-products obtained from the Project Slag for a profit. This joint pursuit of Verde and Nano through OPCO, is referred to as the "Project". The Project shall be limited to a volume of slag that is equal to the greater of two-thirds (2/3) of the entire slag pile, or 20,000,000 tons (the "Project Slag").

3. OPCO will be a limited liability company comprised of two (2), and only two members, Verde and Nano. Verde and Nano will each own fifty percent (50%) of OPCO. Verde and Nano will share equally in the profits of OPCO. OPCO will be a manager managed limited liability company that will have two (2) and only two managers. Verde will have the exclusive right to appoint one (1) manager, and Nano will have the exclusive right to appoint one (1) manager. All decisions involving the management, supervision and operation of OPCO will require the joint approval of both managers. Verde and Nano will agree upon a speedy means of arbitration to settle any dispute between the managers involving

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*

any decisions to be made regarding OPCO. Verde and Nano intend that this arbitration process will be implemented so as to prevent any possibility of a deadlock in the management of OPCO. The arbitration process will be guided by the overriding principle that all decisions are to be made in the best interest of the Project, within the confines of the express agreements between Verde and Nano as to their individual rights, duties and obligations.

4. For purposes of this Agreement, "Project Expenses" shall mean the costs and expenses necessary to complete Phase 1 through Phase 4 of the Project including the costs of: (i) consultants, architects, engineers, professionals and others employed to complete the items set forth in this paragraph 4, and to otherwise effect the overall goals of this Agreement; (ii) perfecting building and use permits and certificates of occupancy from the Town of Clarkdale, and any other permits necessary to conduct operations on the Project Site; (iii) making whatever improvements are necessary on the Project Site, including certifications for or improvements to existing buildings and other structures, and the construction of any out-buildings or other structures that may be necessary or required in order to perfect and maintain all necessary operating permits and/or certificates of occupancy; (iv) funding ancillary improvements to property surrounding the Project Site in conjunction with agreements between Verde, its affiliates and the Town of Clarkdale; (v) funding the administrative salaries of Verde, which shall be limited to the amount of $30,000 per month until "Full Project Funding" (defined below); (vi) providing insurance (Phase 2 forward) for Verde, its affiliates, Nano, its affiliates, OPCO and the Project Site including "all-risk" property casualty and damage covering all buildings, structures and equipment on the Project Site, and liability coverage in such amounts as may be required by Verde and Nano; (vii) constructing and operating pilot processing facilities (up to a maximum of 300 tons/day) as deemed necessary by the independent engineers in support of the Bankable Feasibility Study (Phase 2), including but not limited to the purchase of all equipment, all engineering, transportation, labor and other costs associated therewith; (vi) paying real property taxes on the Property Site and personal property taxes directly related to the Project; and (viii) paying any other items set forth on Exhibit B attached and made a part hereof.

5. Upon execution and delivery of this agreement by the Parties, Nano will contribute Five Hundred Thirty Thousand Dollars ($530,000.00) to Verde by immediate wire transfer to Verde's account. This Agreement shall become

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effective only upon receipt of that payment, not later than two (2) business days after the execution and delivery of this Agreement by facsimile, as provided below. Nano understands and agrees that $100,000 of the $530,000 will be immediately disbursed to Gerald Lembas, a principal of Verde, $300,000 shall be used at the discretion of Verde for other than Project Expenses which will not be subject to review by Nano, and $30,000 will be used to pay administrative salaries of Verde's key personnel. Nano shall continue to pay the amount of $30,000 to Verde for its administrative salaries on a monthly basis, in each successive month on same calendar day as the date of this Agreement. Verde shall use the remaining $100,000 solely for the purpose of paying the cost of, or reimbursing Verde for paying the outstanding liabilities as set forth in Exhibit B. These funds can also be used for paying Additional Project Expenses on a go-forward basis from the date of this agreement as set forth on Exhibit B.

6. Upon the execution and delivery of this Agreement, Nano will immediately proceed to engage the professionals necessary to complete Phase 1. The professionals engaged to perform Phase 1 and all contracts relating thereto and all criteria to be utilized in Phase 1 shall be mutually agreed upon by Nano and Verde prior to commencement. The full cost and expense of Phase 1 shall be borne solely by Nano. Prior to any professionals entering upon the slag pile for testing, Nano shall provide Verde with documentation evidencing the allocated funds to satisfy payment in payment in full of all amounts due under the contracts involved and all professionals shall execute and deliver to Verde signed lien waivers and releases for all work to be performed. Any and all reports generated by Phase 1 shall be certified to Verde and to Nano.

7. During Phase 1, the parties will proceed with the formation of OPCO, and Verde may incur and/or pay for such Project Expenses as defined above, as Verde reasonably deems necessary. In the event that Phase 1 extends beyond sixty (60) days from the date of this Agreement, Nano shall, within five (5) days after receipt of notice from Verde: (i) immediately reimburse Verde for any such Project Expenses paid for by Verde; (ii) pay the amount of any outstanding contracts or other such amounts due in relation to such Project Expenses; and (iii) thereafter continue to pay the cost of any and all ongoing Project Expenses. Upon completion of Phase 1, Nano shall have fourteen (14) days in which to elect whether or not it intends to proceed with the Joint Venture. If Nano elects to proceed, it shall be required to fund OPCO by depositing Three Million Dollars

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($3,000,000.00) into OPCO's account, with the Managers as joint signatories on that account. If for any reason Nano fails to make the $3,000,000 deposit within the 14-day period, or if Nano fails to contribute any additional amounts necessary to pay ongoing Project Expenses as set forth above, Verde may elect to terminate this Agreement, the Joint Venture and OPCO. In addition, prior to the completion of Phase 2, Nano may elect to terminate this Agreement, the Joint Venture and OPCO, by delivering thirty (30) days prior written notice to Verde. In the event of termination by Verde, Nano shall remain obligated to make any required payments for Project Expenses incurred by or contracted for by Verde, and any monthly payments coming due within the notice period, and Nano shall not be entitled to any reimbursement for funds invested. In the event of termination by Nano prior to completion of Phase 2, pursuant to the 30-day notice provision, Nano shall likewise be obligated to make any required payments for Project Expenses incurred by or contracted for by Verde and any monthly payments coming due within the notice period, but if Nano has made the $3,000,000 contribution, it shall be entitled to the return of any unused portion thereof after making the foregoing payments.

8. During Phase 2, OPCO will retain engineers to produce a Bankable Feasibility Study (the "Bankable Feasibility Study"). The criteria to be established in the Feasibility Study are set forth in Exhibit A. Nano will have until ninety (90) days after receiving the Bankable Feasibility Study (the "Funding Date), to contribute not less than Twenty-Seven Million Dollars ($27,000,000.00) to OPCO ("Full Project Funding"). Provided however, if at any time the Project requires additional funds to continue to operate, Nano will be obligated to contribute those funds. Verde is never obligated to contribute money to the Project. Subject to "Force Majeure" as defined below, in the event that Nano fails to make the full Project Funding contribution on or before the Funding Date, Verde may elect to terminate the Joint Venture and OPCO. Provided however, the Funding Date shall be extended for up to an additional fifteen (15) days so long as Nano is able to provide commercially reasonable evidence that the required contribution will be delivered to OPCO within that time frame. In addition, at any time after the completion of the Bankable Feasibility Study, Nano may elect to terminate the Joint Venture and OPCO by delivering thirty (30) days prior written notice to Verde. In the event that either Verde or Nano terminates the Joint Venture and OPCO, Nano shall remain obligated for the payment of any Project Expenses incurred by or contracted for by Verde and/or OPCO, and any monthly payments coming due to either of them within the notice period. In the event of termination

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by either party, provided that Phase 2 has been completed and provided that Nano has not otherwise defaulted in its obligations under this Agreement or under the operative agreements for OPCO, Verde will grant Nano an assignment of ten percent (10%) of Verde's net operating profits from the Project, until such time as Nano has received an amount equal to two (2) times the amount of its total invested capital in the Project, at which time the assignment of profits shall terminate. The investment in Phase 2 and Phase 3 is estimated at a total of thirty million dollars ($30,000,000). To the extent that the cost of these Phases exceeds $30,000,000, Nano will receive priority distributions of cash flow from operations to reimburse them for the overage.

9. Nano is aware that in order for the Project to proceed, Gerald Lembas, a principal and/or affiliate of Verde's must be paid the amount of Ten Million Dollars ($10,000,000.00) . Lembas will be paid $100,000 from the $530,000 advanced by Nano upon execution of this Agreement. From the Full Project Funding payment described above, an additional Six Million, Four Hundred Thousand Dollars ($6,400,000.00) will be paid to Verde, for disbursement to Lembas, through, and as directed by Verde. Verde and Nano also agree that the $3,500,000.00 balance of the $10,000,000 will be paid off from net cash flow of the Project before any money is withheld for reserves as provided below, or before any money is otherwise distributed to Verde or Nano. The balance of the Full Project Funding payment will be used to fund the Project. In the event that additional funds are required to complete the Project, it shall be the responsibility of Nano to invest whatever additional sums may be necessary to fund the Project. Funding of the Project is all inclusive. It includes all of the Project Expenses described above, and the amount necessary to purchase all of the equipment and machinery to construct and operate a "Full Production Module" as defined in the Bankable Fesibility Study, and the payment of all overhead and expenses of the Project until they can be funded from cash flow. A Full Production Module shall mean a processing plant or plants that are capable of processing approximately two thousand (2,000) tons of Project Slag per day.

10. Except as specifically provided above, none of the Full Project Funding contribution will be paid to Verde or returned to Nano. Any money left over once the Project is fully funded and cash-flowing, will be retained as a portion of the herein required operating reserves. After the payments described in paragraph 9 above are made, OPCO will not make any distributions of profits until the

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company has at least ten million dollars ($10,000,000) in operating reserves. After that, OPCO will continue to maintain at least $10,000,000 in reserves. To the extent that those reserves are after-tax dollars from profits, OPCO will always make distributions to Verde and Nano that are sufficient to cover the tax liability of their members as they set aside those funds as reserves. Other than as expressly stated in this Agreement, neither Verde nor Nano will be entitled to receive any amount from OPCO in consideration of their capital contributions, other than their share of the profits from the Project. The parties acknowledge that the Full Project Funding will fund the "Initial Phase" of the Project, which is one Full Production Module.

11. The parties agree that they will progress to Processing Plant Expansion (Phase 4) and construct additional Full Production Modules in accordance with the following protocol. For each 10,000,000 tons of slag or portion thereof comprising the Project Slag, the parties will construct an additional Full Production Module, or proportional part of a Full Production Module providing it is economically viable. Nano will fund the completion of all additional Full Production Modules and ancillary construction and/or renovation to buildings that may be required. As soon as Nano and Verde have each received distributions of profits equal to twenty-five million dollars ($25,000,000) net of estimated taxes, Nano will invest the amount necessary to complete another Full Production Module. That investment is estimated at ten million dollars ($10,000,000). To the extent that the cost of additional Full Production Modules exceeds $10,000,000, Nano will receive priority distributions of cash flow from operations to reimburse them for the overage. The foregoing procedure will be repeated so as to continuously complete the number of Project Modules necessary to process 2,000 tons of slag per day, for each 10,000,000 tons of slag, or portion thereof, comprising the total Project Slag. The parties intend that the foregoing procedure will be designed for a Project life of 15 - 20 years. In the event that Nano elects not to proceed with Processing Plant Expansion, then the balance of the Project Slag processing rights and license shall revert back to Verde. Provided however the foregoing provision shall not apply in the event that the engineers preparing the Bankable Feasibility Study determine that expansion is not economically viable at any particular time.

12. At the time Nano makes the $3,000,000 contribution, Verde will transfer to OPCO all rights to process the Project Slag to OPCO. Verde will also deliver a license for OPCO to use the Project Site for the Project. The license will give

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OPCO the right to use any part of the site that is necessary for the success of the Project, including existing buildings and other structures. The parties agree that the Project Slag will be determined by the parties upon completion of Phase 1. The Project Slag will be delineated by allocating to OPCO, two-thirds (2/3) of the entire slag pile. The slag pile will be divided by mutual agreement of the parties, with the understanding that it must be done by creating a dividing line which cuts the slag pile in a reasonably straight-across manner, dividing the slag pile on a north-south basis. An example of a proposed division alignment is attached as Exhibit C. The Project Slag will be the 2/3 of the slag pile extending from the southerly boundary of the slag pile, and Verde shall retain the remaining 1/3 of the slag pile running from the northerly boundary at the Verde River. Verde agrees that should Phase 1 reveal any major discrepancies in the quality of the slag, the parties will use their best efforts to create a division of the slag pile subject to the foregoing criteria that allocates the most economically viable slag to OPCO. Verde agrees that throughout the term of the Project, Verde will not conduct any processing operations on its portion of the slag, at the Project Site. Verde will limit its use of its portion of the slag, and of the Project Site, to the shipment of raw slag. At no time will Verde do anything that unreasonably interferes with the operation of the Project.

13. Although the managers must jointly agree on all decisions involving OPCO, Verde and Nano agree that OPCO will primarily rely on Nano personnel to handle the "technical" side of the Project and on Verde personnel to handle the "business" side. The technical side includes every aspect of processing the slag, and the business side includes all other aspects of running the company. The managers will be paid a salary for running OPCO, and other key personnel from both Nano and Verde will be paid by OPCO as employees, consultants, agents or subcontractors, in key managerial and administrative positions on both the technical and business sides of the Project. The parties hereby agree that until such time as the Managers mutually agree to the contrary, from and after Full Project Funding is received, Nano and Verde will each receive the annual amount of Five Hundred Thousand Dollars ($500,000.00) as compensation for their administrative personnel

14. Nano represents, covenants and warrants that: (i) although Verde and/or its affiliates have provided Nano with substantial technical data relating to the slag, neither Verde nor any of its affiliates have made any representation or warranty of

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any kind relating to the amount or quality of the slag or the constituent minerals and/or by-products contained in the slag; (ii) neither Verde nor any of its affiliates have made any representation or warranty of any kind relating to the economic viability of the Project; (iii) that Verde is specifically relying upon Nano and its consultants to provide the information described in sub-paragraphs (i) and (ii) immediately above. Furthermore, Nano hereby indemnifies and holds Verde and its affiliates harmless from and against any and all claims, demands, causes of action or liability of any kind or nature that is related to or arises out of any regulatory or reporting requirements, and/or any investigatory actions by any governmental or quasi-governmental agency that are related to the participation in the Project by a company whose shares are publicly traded.

15. This Agreement is binding on Verde and Nano. By this Agreement, Verde and Nano agree to proceed as outlined above, to form and fund OPCO, to create an Operating Agreement for OPCO that reflects all of the terms and conditions contained in this Agreement, and to sign and deliver any additional documents that are reasonably necessary to carry out the intent of this Agreement. Verde and Nano agree to proceed in good faith and with all due haste, time being of the essence as to each and every term of this Agreement. The parties signing this Agreement unconditionally represent that they have the full authority to bind Verde and Nano, respectively, to all of the terms and conditions stated in this Agreement. The laws of the State of Arizona shall govern the validity, performance and enforcement of this Agreement. In the event of a dispute arising out of the terms hereunder, the prevailing party shall be awarded reasonable attorneys' fees in addition to court costs and other costs incidental thereto.

16. If any party hereto shall be prevented by "Force Majeure" from the timely performance of any obligation arising under this Agreement, the failure shall be excused and the period for performance shall be extended for a period equal to the duration of Force Majeure. Force Majeure includes only the following causes beyond a party's reasonable control that directly prevent such party from performing: (i) the imposition of any law, regulation, action or inaction by governmental authorities; (ii) the inability to obtain any permit or governmental authorization necessary to operate the Project; (iii) damage or destruction to the slag pile, plants or equipment by fire, explosion or flood; (iv) labor disputes or inability to obtain workmen or material; (v) delays in transportation; and (vi) acts of God.

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17. The waiver by any party of any breach of any term, covenant or condition herein contained shall not be deemed to be a waiver of any subsequent breach of the same or any other term, condition or covenant herein contained. Any and all rights, remedies and options given in this Agreement to any party shall be cumulative an in addition to and without waiver of or in derogation of any right or remedy given under any law now or hereafter in effect. This Agreement represents the entire agreement of the parties with respect to the subject matter hereof, and all agreements entered into prior hereto are revoked and superseded by this Agreement, and no representations, warranties, inducements, or oral agreements have been made by any of the parties except as expressly set forth herein, or in other contemporaneous written agreements. This Agreement may not be changed, modified or rescinded, except in writing, signed by all parties hereto, and any attempt at oral modification of this Agreement shall be void and of no force and effect.

18. "Affiliate" shall mean: (i) any person or entity directly or indirectly controlling, controlled by or under common control with, or related within the third degree of consanguinity to another person or entity; and/or, (ii) any person or entity owning or controlling any of the outstanding voting interest or securities of such other person or entity; and/or (iii) any officer, director, member, manager or partner of such person or entity, and (iv) if such person or entity is an officer, director or partner of a company, then any such company for which such person or entity acts in any such capacity.

19. Nano shall have the right to assign its rights under this Agreement to an entity controlled by Nano or the principals of Nano. Provided however, such assignment must be made prior to the formation of OPCO, and no such assignment shall in any way relieve Nano of its duties and obligations hereunder.

20. This Agreement may be executed in several counterparts and delivered by facsimile transmission, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument. In addition, this Agreement may contain more than one counterpart of the signature pages and this Agreement may be executed by the affixing of the signature pages and all of such counterpart signature pages shall be read as though one, and they shall have the same force and effect as though all the signers had signed a single signature page.

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IN WITNESS WHEREOF, the Parties have entered into this Agreement as of the day and year first above written.

Verde River Iron Company, LLC

By: *"Harry B. Crockett"*
Harry B. Crockett
Managing Member

Nanominerals Corp.

By: *"Charles Ager"*
Charles Ager
Chairman

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Exhibit A

Phase 1 – Drilling & Ore Reserve Study

"Drilling & Ore Reserve Study" shall mean drilling, assaying and extraction tests of the Clarkdale Slag Project by independent engineers. This work will result in the production of a report that contains the extractable grade and tonnage of the slag pile (Ore Reserves). This study will be conducted in such a manner so as to classify the ore reserves in sufficient detail to support the Bankable Feasibility Study (Phase 2). The Drilling & Ore Reserve Study shall be certified to Nano and to Verde.

Phase 2 - Bankable Feasibility Study

"Bankable Feasibility Study" shall mean a report of the commercial, technical and environmental feasibility of processing and selling metals and other products from a deposit. Such a study shall include, in reasonable detail, an estimate of mineral resources (ore reserves); necessary pilot studies; description of the processing and waste disposal (if any) methods; environmental risk analysis; a list and time-line for issuance of all necessary permits; and an economic evaluation of the capital requirements, operating costs and expected profits. The economic evaluation and permit timing should be sufficiently positive to allow for financing of the project to progress to Processing Plant Construction & Operation (Phase 3). In the event that the certifying engineers selected by OPCO require the construction of a pilot plant, then OPCO will proceed as required. If the certifying engineers do not require a pilot plant, then OPCO will proceed with completion of the Bankable Feasibility Study without constructing a pilot plant.

Phase 3 – Processing Plant Construction & Operation

"Processing Plant Construction & Operation" shall mean the construction, start-up and operation of a commercial production facility to process the Clarkdale Slag as recommended in the Bankable Feasibility Study. OPCO will initially construct a module of the processing plant that will process approximately 300 tons of slag per day. OPCO will then perform such changes and modifications as are necessary until that modular plant achieves approximately 80% capacity, 80% of the recoveries, and 80% of the operating profits as outlined in the Bankable Feasibility Study (Phase 2). At that time, OPCO will proceed to complete a "Full Production Module" capable of processing approximately 2,000 tons of slag per day.

Phase 4 – Processing Plant Expansion

"Processing Plant Expansion" shall mean the construction, start-up and operation of additional commercial production capacity to process the Clarkdale Slag at a higher yearly rate, provided such expansion is commercially viable.

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COMMENT
#13

EXECUTIVE COMPENSATION
FOR THE 2006 AND 2007 YEARS

COMPANY NAME	2006	CASH PAYMENTS	BONUS	STOCK AWARDS	OPTION AWARDS	NON-EQUITY INCENTIVE PLAN COMPENSATION	ALL OTHER COMPENSATION	TOTAL
APEX SILVER	CEO	436,000		563,423	445,542	400,000	7,500	1,852,465
	CFO	323,000		309,464	157,053	210,000	24,333	1,023,850
	VP	168,247		133,755	95,401	135,000	4,500	536,903
CANYON RESOURCES	CEO	225,000		50,480	19,267		7,020	301,767
	CFO	125,833		24,240	54,805		3,762	208,640
	VP	120,000		37,860	38,568		3,811	200,239
GOLDENSTAR RESOURCES	CEO	325,000		48,750	161,160			534,910
	CFO	164,487			66,380		605,356	836,223
	VP	152,000	12,000	18,003	45,030		4,402	231,435
MINES MANAGEMENT INC	CEO	205,000	53,000		35,360			293,360
	CFO	143,331	18,000		213,360			374,691
	VP	127,000	14,000		35,560			176,560
US GOLD CORP	CEO	None						None
	CFO	170,000	10,000					180,000
	VP	118,161	7,500					125,661
VISTA GOLD	CEO	165,992	46,250		27,179		6,650	246,071
	CFO	116,149	24,500		27,179		5,589	173,417
	VP	42,444	8,493		257,449		5,589	313,975
			Number of Peers considered					
Peer Group Average	**CEO**	**271,398**	**5**					**645,715**
	CFO	**173,800**	**6**					**466,137**
	VP	**121,309**	**6**					**264,129**
SMC (1/2 year for CFO)	CEO	108,000			71,642			179,642
	CFO	32,500		103,000	9,163			144,663
	VP	80,000			71,642			151,642

EXECUTIVE COMPENSATION
FOR THE 2007 YEAR

COMPANY NAME		CASH PAYMENTS	BONUS	STOCK AWARDS	OPTION AWARDS	NON-EQUITY INCENTIVE PLAN COMPENSATION	ALL OTHER COMPENSATION	TOTAL
APEX SILVER	CEO	490,000		426,266	483,773	305,000	77,502	1,782,541
	CFO	320,833		196,384	181,324	150,000	5,813	854,354
	VP	211,375		27,425	74,117	90,000	5,167	408,084
CANYON RESOURCES		Canyon Resources has merged into ATNA Resources and is now a foregin reporting company (20F)						
GOLDENSTAR RESOURCES	CEO	500,000	50,000		968,000		1,833	1,519,833
	CFO	188,596	41,160		587,500		10,941	828,197
	VP	165,000	4,842		207,000		52,682	429,524
MINES MANAGEMENT INC	CEO	270,000	92,000		99,000			461,000
	CFO	179,998	40,000		148,500			368,498
	VP	135,000	30,000		99,000			264,000
US GOLD CORP	CEO	31,875			581,022			612,897
	CFO	155,942					176,000	331,942
	VP	150,000	7,500					157,500
VISTA GOLD	CEO	180,835	35,000		346,214		7,933	569,982
	CFO	214,958	50,000		248,395		9,417	522,770
	VP	142,329	16,920		107,731		5,885	272,865
			Number of Peers considered					
Peer Group Average	**CEO**	**294,542**	**5**					**989,251**
	CFO	**212,065**	**5**					**581,152**
	VP	**160,741**	**5**					**306,395**
SMC	CEO	179,750			40,643			220,393
	CFO	121,250			40,958			162,208
	VP	150,000			40,643			190,643